FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For October 03, 2019
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms dated 2 October 2019 (the "Final Terms") for The Royal Bank of Scotland Group plc ("RBS Group") JPY 5,000,000,000 Callable Fixed to Floating Rate Notes due October 2030 (ISIN: XS2056577203) (the "Notes") issued under the £40,000,000,000 Euro Medium Term Note Programme of RBS Group (the "Programme").

The Final Terms contain the final terms of the Notes and must be read in conjunction with the prospectus dated 14 December 2018 and the supplemental prospectuses dated 15 February 2019, 26 February 2019, 26 April 2019, 17 May 2019, 17 June 2019, 2 August 2019 and 5 September 2019 relating to the Programme (together, the "Prospectus"), which constitutes a base prospectus for the purposes of the Prospectus Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU).

To view the Final Terms for the Notes, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/7023O_1-2019-10-3.pdf

A copy of each of the above Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

http://www.morningstar.co.uk/uk/NSM

For further information, please contact:

Scott Forrest
Head of RBS Debt Capital Markets & Capital Strategy
Tel: +44 (0) 131 626 1329

DISCLAIMER INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier:  2138005O9XJIJN4JPN90

Date: 03 October 2019

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary